UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            ARTESYN TECHNOLGIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    043127109
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
     CUSIP No. 043127109                                 Page 2 of 9 Pages
--------------------------------------------------------------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

                               Copper Beech Capital Advisors LLC

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                   (b)  X
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
------------------------- -------- ---------------------------------------------
                             5     SOLE VOTING POWER

        NUMBER OF                                    -0-
                          -------- ---------------------------------------------
         SHARES              6     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                                     1,222,931 shares
                          -------- ---------------------------------------------
          EACH               7     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                      -0-
                          -------- ---------------------------------------------
          WITH               8     SHARED DISPOSITIVE POWER

                                                     1,222,931 shares
------------ -------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               1,222,931 shares
------------ -------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                                       |_|

------------ -------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                               3.1 %
------------ -------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
                               OO
------------ -------------------------------------------------------------------

--------------------------------------------------------------------------------
     CUSIP No. 043127109                                 Page 3 of 9 Pages
--------------------------------------------------------------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

                               Copper Beech Capital Management, Inc.

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                   (b)  X
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
------------------------- -------- ---------------------------------------------
                             5     SOLE VOTING POWER

        NUMBER OF                                    -0-
                          -------- ---------------------------------------------
         SHARES              6     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                                     1,648,828 shares
                          -------- ---------------------------------------------
          EACH               7     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                      -0-
                          -------- ---------------------------------------------
          WITH               8     SHARED DISPOSITIVE POWER

                                                     1,648,828 shares
------------ -------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               1,648,828 shares
------------ -------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                                       |_|

------------ -------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                               4.2 %
------------ -------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
                               CO
------------ -------------------------------------------------------------------

--------------------------------------------------------------------------------
     CUSIP No. 043127109                                 Page 4 of 9 Pages
--------------------------------------------------------------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

                               Frank R. DeSantis, Jr.

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                   (b)  X
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
------------------------- -------- ---------------------------------------------
                             5     SOLE VOTING POWER

        NUMBER OF                                    -0-
                          -------- ---------------------------------------------
         SHARES              6     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                                     2,871,759 shares
                          -------- ---------------------------------------------
          EACH               7     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                      -0-
                          -------- ---------------------------------------------
          WITH               8     SHARED DISPOSITIVE POWER

                                                     2,871,759 shares
------------ -------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               2,871,759 shares
------------ -------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                                       |_|

------------ -------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                               7.3 %
------------ -------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
                               IN
------------ -------------------------------------------------------------------

Item 1(a).   Name of Issuer:

                  Artesyn Technologies, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

                  7900 Glades Way, Suite 500
                  Boca Raton, FL 33434-4105

Items 2(a)   Name of Person Filing:
And 2(b):
               This Schedule is being jointly filed by:

               (i) Copper Beech Capital Advisors LLC ("Advisors"), a Delaware limited liability company which acts as general partner to two private investment partnerships (the "Partnerships"), with respect to the shares held by the Partnerships;

               (ii) Copper Beech  Capital  Management,  Inc.  ("Management"),  a
                    Delaware corporation which acts as investment advisor to an offshore investment fund (the "Fund") and an institutional managed account (the "Managed Account"), with respect to the shares held by the Fund and the Managed Account; and

               (iii)Frank R.  DeSantis,  Jr.,  managing  member of Advisors  and
                    President of Management, with respect to all of the reported shares.

The principal business address of each reporting person is 540 Madison Avenue, 33rd Floor, New York, New York 10022.

Item 2(c).   Citizenship:

               (i)  Advisors is a Delaware limited liability company.
               (ii) Management is a Delaware corporation.
               (iii) Mr. DeSantis is a United States citizen.

Item 2(d).   Title of Class of Securities:

                  Common Stock, par value $0.01 per share ("Common Stock").

Item 2(e).   CUSIP Number:

                  043127109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

         (a) [ ] Broker or Dealer registered under section 15 of the Act,

         (b) [ ] Bank as defined in section 3(a)(6) of the Act,

         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act,

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

         (e) [ ] An investment adviser in accordance with ss.
                 240.13d-1(b)(1)(ii)(E),

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F),

         (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G),

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,

         (j) [ ] A group, in accordance withss.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     The following states the beneficial ownership of the reporting persons as of December 31, 2004. This report relates to the same shares of Common Stock which may be deemed to be owned (i) directly (in the aggregate) by the Partnerships, the Fund, and the Managed Account, none of which individually beneficially own more than 5% of the class; (ii) indirectly by Advisors, in its capacity as general partner to the Partnerships; (iii) indirectly by Management, in its capacity as investment advisor to the Fund and the Managed Account; and
(iv) indirectly by Mr. DeSantis, who, as principal of Advisors and Management, has the power to direct the vote or disposition of such securities.

         Copper Beech Capital Advisors LLC

         (a)  Amount beneficially owned:  1,222,931 shares

         (b)  Percent of class: 3.1%

         (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote: None
               (ii) Shared power to vote or to direct the vote: 1,222,931 shares
               (iii) Sole power to dispose or to direct the disposition of: None
               (iv) Shared power to dispose or to direct the disposition of:
                    1,222,931 shares

         Copper Beech Capital Management, Inc.

         (a)  Amount beneficially owned:  1,648,828 shares

         (b)  Percent of class: 4.2%

         (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote: None
               (ii) Shared power to vote or to direct the vote: 1,648,828 shares
               (iii) Sole power to dispose or to direct the disposition of: None
               (iv) Shared power to dispose or to direct the disposition of:
                    1,648,828 shares

         Frank R. DeSantis, Jr.:

         (a)  Amount beneficially owned:  2,871,759 shares

         (b)  Percent of class:  7.3%

         (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote: None
               (ii) Shared power to vote or to direct the vote: 2,871,759 shares
               (iii) Sole power to dispose or to direct the disposition of: None
               (iv) Shared power to dispose or to direct the disposition of:
                    2,871,759 shares

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     The Partnerships, the Fund, and the Managed Account have the right to receive dividends from and the proceeds of the sale of the subject securities owned by such entities. None of such parties indivisually owns beneficially more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

     By signing below each of the undersigned hereby certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 2005

                                       Copper Beech Capital Advisors LLC

                                       /s/ Frank R. DeSantis, Jr.
                                       ----------------------------------
                                       By:  Frank R. DeSantis, Jr.
                                       Title:  Managing Member



                                       Copper Beech Capital Management, Inc.

                                       /s/ Frank R. DeSantis, Jr.
                                       ----------------------------------
                                       By:  Frank R. DeSantis, Jr.
                                       Title: President


                                       /s/ Frank R. DeSantis, Jr.
                                       ----------------------------------
                                       Frank R. DeSantis, Jr., an individual

                             Joint Filing Agreement

The undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G/A and to all amendments to such statement and that such statement is and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 10, 2005.

                                       Copper Beech Capital Advisors LLC

                                       /s/ Frank R. DeSantis, Jr.
                                       ----------------------------------
                                       By:  Frank R. DeSantis, Jr.
                                       Title:  Managing Member



                                       Copper Beech Capital Management, Inc.

                                       /s/ Frank R. DeSantis, Jr.
                                       ----------------------------------
                                       By:  Frank R. DeSantis, Jr.
                                       Title: President


                                       /s/ Frank R. DeSantis, Jr.
                                       ----------------------------------
                                       Frank R. DeSantis, Jr., an individual